SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Sorrento Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

83587F202
(CUSIP Number)

Leonard A. Potter President and Managing Member Wildcat Capital Management, LLC 888 Seventh Avenue New York, NY 10106 (212) 468-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83587F202	13D	Page 2 of 13 Pages

1		NAMES OF REPORTING PERSONS Wildcat Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,499,936 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,499,936 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,499,936 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock (as defined herein) outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2016.

CUSIP No. 83587F202	13D	Page 3 of 13 Pages

1		NAMES OF REPORTING PERSONS Wildcat – Liquid Alpha, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 184,000 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 184,000 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,000 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 4 of 13 Pages

1		NAMES OF REPORTING PERSONS Infinity Q Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 5 of 13 Pages

1		NAMES OF REPORTING PERSONS Infinity Q Management Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 6 of 13 Pages

1		NAMES OF REPORTING PERSONS Infinity Q Diversified Alpha Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 7 of 13 Pages

1		NAMES OF REPORTING PERSONS Bonderman Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,623,533 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,623,533 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,533 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 8 of 13 Pages

1		NAMES OF REPORTING PERSONS Leonard A. Potter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,623,533 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,623,533 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,533 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 9 of 13 Pages

1		NAMES OF REPORTING PERSONS James Velissaris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on April 18, 2016 (the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction

This Amendment amends and restates the third paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“On April 11, 2016, WLA submitted a 220 Letter which highlighted serious concerns regarding the Transactions and demanding the right to inspect certain books and records of the Issuer relating to the Transactions. A copy of the demand letter is attached as Exhibit 2. On April 18, 2016, the Issuer responded through its counsel to WLA’s demand by sending a letter to counsel for WLA, in which the Issuer rejected outright WLA’s demand and refused to produce any documents responsive to the demand. WLA believes the Issuer’s assertions for rejecting outright WLA’s demand and refusing to produce any documents responsive to the demand are without merit and believes the Issuer should provide its shareholders with sufficient information by which to determine, among other things: (i) the likelihood that the Transactions actually close and the specifics of any condition that may cause the Transactions not to close; (ii) the actual number of shares of Common Stock that may be acquired; (iii) the Transactions’ dilutive effect on the Issuer’s existing shareholders; (iv) any other relationship or agreements between any of the Investors and the Issuer; (v) the relationship, if any, between the Investors or any agreements amongst the Investors with respect to the Issuer; (vi) the governance rights of any Investor or the Investors collectively; (vii) whether a vote by the Issuer’s shareholders is required to approve the Transactions; (viii) whether the Transactions constitute a “change of control” under applicable regulations and law, including, without limitation, pursuant to Rule 5635 of the NASDAQ Stock Market Rules (the “NASDAQ Rules”); and (ix) whether the board of directors of the Issuer complied with its fiduciary duties, as applicable to the Transactions, under Delaware law.

Accordingly, on April 25, 2016, WLA filed a verified complaint for the inspection of books and records (the “Complaint”) in the Court of Chancery of the State of Delaware seeking an order compelling the Issuer to provide WLA certain books and records of the Issuer for inspection and copying pursuant to Section 220 of the Delaware General Corporation Law. A copy of the Complaint is attached as Exhibit 3. As noted above, Wildcat is investigating whether the Transactions may require shareholder approval under the NASDAQ Rules, and has raised, or may raise, its concerns with management or directors of the Issuer, other shareholders and regulators.”

Item 7. Material to Be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

1.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.
2.	Demand for Inspection of Books and Records, dated April 11, 2016.
3.	Verified Complaint for Inspection of Books and Records filed in the Court of Chancery of the State of Delaware on April 25, 2016.

Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2016

Wildcat Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: President

Wildcat – Liquid Alpha, LLC

By: /s/ Clive Bode
Name: Clive Bode Title: President

Infinity Q Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: Chief Executive Officer

Infinity Q Management Equity, LLC

By: /s/ James Velissaris
Name: James Velissaris Title: Sole Manager

Infinity Q Diversified Alpha Fund

By: Infinity Q Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: Chief Executive Officer

Page 11 of 13 Pages

Bonderman Family Limited Partnership

By: /s/ Clive Bode
Name: Clive Bode Title: President

Leonard A. Potter

By: /s/ Leonard A. Potter
Name: Leonard A. Potter

James Velissaris

By: /s/ James Velissaris
Name: James Velissaris

Page 12 of 13 Pages

INDEX TO EXHIBITS

1.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*
2.	Demand for Inspection of Books and Records, dated April 11, 2016.**
3.	Verified Complaint for Inspection of Books and Records filed in the Court of Chancery of the State of Delaware on April 25, 2016.

_________________

*Incorporated herein by reference to the Agreement of Joint Filing by and among Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris, dated as of April 18, 2016, which was previously filed with the SEC as Exhibit 1 to Schedule 13G filed by Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris, on April 18, 2016.

**Incorporated herein by reference to Demand for Inspection of Books and Records, dated April 11, 2016, which was previously filed with the SEC as Exhibit 2 to Schedule 13D filed by Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris, on April 18, 2016.

Page 13 of 13 Pages